Mail Stop 4561

October 2, 2009

Victoria E. Silbey, Esq.
General Counsel
SunGard Data Systems Inc.
680 East Swedesford Road
Wayne, PA 19087

> Re: SunGard Data Systems Inc.
> Amendment 1 to Registration Statement on Form S-1
> File No. 333-158657
> Amendment 1 to Registration Statement on Form S-4
> File No. 333-160514
> Filed on September 15, 2009

Dear Ms. Silbey:

We have reviewed your amended filings and have the following comments.

Form S-1/A

Exhibit 5.1

1.   We note that the legality opinion assumes that the Schedule II Guarantors have executed and delivered the Indentures in accordance with the laws of their respective jurisdictions and that execution, delivery and performance of the Indentures and Guarantees by these Guarantors does not and will not violate the laws of their jurisdictions. These assumptions are not appropriate. Please revise or advise.

Form S-4/A

Exhibit 5.2

2.   The opinion states that it may not be relied upon by any person without counsel's written consent. Please file a revised legality opinion that eliminates this disclaimer since investors should be entitled to rely upon the opinion.

As appropriate, please amend your registration statements in response to our comments. Your responsive amendments should also include marked copies of the amended filings that conform with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Matthew Crispino, Staff Attorney, at (202) 551-3456 if you have questions. If you require further assistance, please contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile: (212) 455-2502
        Richard A. Fenyes, Esq.
        Simpson Thacher & Bartlett LLP